ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

December 8, 2008

[redacted]

08006296

RECEIVED
2008 DEC 18 A 4:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 23 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
8 December 2008 (ASX: Announcement & Media Release – NE Waller/Pitchford #2 Progress report)

dlw 12/19

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

8 December 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

NE WALLER PROGRESS REPORT

NE Waller, Onshore US Gulf Coast (FAR 34%)

The operator, AYCO, has advised that the drilling of the Pitchford #2 well has been completed and that wireline logs have been run.

The logging results indicate a thin zone at Frio level with the Yegua and Cockfield appearing wet. The well was drilled on prognosis running structurally high and had good sand development however the controlling fault and associated trap mechanism appears to have formed after migration occurred. The partners have decided not to complete in the Frio which is considered marginal and the well is to be plugged and abandoned.

A full modern log suite was run in the well in order that this well would serve as a calibration of the 3D seismic over remaining prospects and leads. Evaluation of deeper horizons, particularly Wilcox and Midcox continues. The main thrust of the NE Waller program is at Wilcox level and it is FAR's intention to introduce farm in partners for prospects at Wilcox and deeper intervals at a future date.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au